Andrew I. Telsey, P.C. Attorney at Law
12835 E. Arapahoe Road, Tower One, Penthouse #803, Englewood, Colorado 80112 Telephone: 303/768-9221 • Facsimile: 303/768-9224 • E-Mail: andrew@telseylaw.com

November 12, 2010

VIA EDGAR ONLY

Ms. Kenya Gumbs, Staff Accountant
Mr. Rahim Ismial, Staff Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C.  20549

Re:           DNA Brands, Inc.
File No. 000-53086

Dear Ms. Gumbs and Mr. Ismial:

This letter is being sent in order to confirm the contents of various phone conversations that have taken place over the past two days concerning the proposed change of the above referenced Registrant’s fiscal year end from October 31 to December 31.  Specifically, the contents of this letter are intended to confirm the contents of that certain phone conversation between Alan Bergman, audit manager of Mallah Furman, the Company’s independent accountant, and Ms. Gumbs wherein Ms. Gumbs did advise of the reports that she believes are the appropriate filings to be made by the Company.  The basic premise in the reporting requirements is that DNA Brands, Inc. has stepped into the shoes of Famous Products, Inc.  These reports include the following:

1.	A Form 8-K advising of notification of the change in year end.

2.
 A Form 10-Q for the three and nine months ended September 30, 2010.  The look-back balance sheet would be that of December 31, 2009.  The December 31, 2009 information would be that of the operating entity only.

Ms. Gumbs and Mallah Furman both agreed that a June 30, 2010 Form 10-Q would not be filed, as the Company did not “step into the shoes” of Famous until after June 30, 2010.  Additionally, there is no transitional reporting that would be required.

Ms. Kenya Gumbs, Staff Accountant
Mr. Rahim Ismial, Staff Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
November 12, 2010

In the event the staff disagrees with the aforesaid scenario please contact either the undersigned or Mr. Bergman as soon as possible.  Thank you for your continued cooperation in this matter.

Yours truly,

ANDREW I. TELSEY, P.C.

s/ Andrew Telsey

Andrew I. Telsey
For the Firm

cc:           D. Marks, President (via e mail only)
DNA Brands, Inc.

A. Bergman (via e mail only)
Mallah Furman